Exhibit 99.1

News Release	Contact: Felicia Ladin (808) 334-9455 investorrelations@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter and First Nine Months of Fiscal 2024

KAILUA KONA, Hawaii (February 8, 2024) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the third quarter and first nine months of fiscal year 2024, ended December 31, 2023.

Commenting on the third quarter fiscal year 2024 results, Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

“The macroeconomic environment led to lower sales across the portfolio on a year-to-date basis, being driven particularly by Spirulina bulk sales. Industry data shows consumers are not pulling back from dietary supplements, but they have begun trading down to private label brands to save on costs. The market for bulk material is increasingly price sensitive with many companies sourcing lower priced international ingredients.”

“In the face of these challenges, we have revitalized our sales and marketing team, starting with the addition of a Chief Commercial Officer this past August, and strengthening the sales team. We have focused on enhancing our customer messaging on our premium quality and competitive advantages. Our naturally farmed microalgae from our location in Hawaii with pristine waters and natural sourcing practices aligns with rising consumer objectives and growing demand for responsible, sustainable and U.S. grown products.”

Third Quarter Fiscal 2024

Cyanotech reported net sales of $5,582,000 for the third quarter of fiscal 2024 compared to $5,891,000 for the third quarter of fiscal 2023, a decrease of 5.2%. Gross profit was $1,649,000, with gross profit margin of 29.5%, compared to gross profit of $1,764,000, with gross profit margin of 29.9%. Operating loss for the third quarter of fiscal 2024 was $848,000 compared to operating loss of $404,000 in the same period of the prior year. Net loss for the current fiscal quarter was $1,020,000, or $0.16 per diluted share, compared to net loss of $598,000, or $0.10 per diluted share, for the same period of the prior year.

First Nine Months of Fiscal 2024

Cyanotech reported net sales of $17,101,000 for the first nine months of fiscal 2024 compared to $17,786,000 for the same period in fiscal 2023, a decrease of 3.9%. Gross profit was $5,270,000, with gross profit margin of 30.8%, compared to gross profit of $5,872,000, with gross profit margin of 33.0%. Operating loss for the first nine months of fiscal 2024 was $2,689,000 compared to operating loss of $1,666,000 in the same period of the prior year. Net loss for the first nine months of fiscal 2024 was $3,186,000, or $0.50 per diluted share, compared to net loss of $2,010,000, or $0.32 per diluted share, for the same period of the prior year.

Trailing Twelve Months

For the trailing twelve months ended December 31, 2023, compared to the trailing twelve months ended December 31, 2022, net sales were $22,492,000 compared to $25,912,000, respectively. Gross profit was $6,656,000, with gross profit margin of 29.6%, compared to $8,766,000 and 33.8%. Net loss was $4,616,000, or $0.72 per diluted share, compared to net loss of $1,733,000, or $0.28 per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended December 31, 2023 for more detailed information.

---------------

— Cyanotech will host a virtual broadcast at 8:00 PM ET on Friday, February 9, 2024 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) ET on Friday, February 9, 2024. The Company will respond only to relevant questions relating to the Company’s third quarter fiscal 2024 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

---------------

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the third quarter fiscal 2024 ended December 31, 2023, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	December 31, 2023	March 31, 2023
ASSETS
Current assets:
Cash	$661	$974
Accounts receivable, net of allowance for credit losses of $11 as of December 31, 2023 and $64 as of March 31, 2023	2,036	1,331
Inventories	9,124	10,707
Prepaid expenses and other current assets	464	484
Total current assets	12,285	13,496

Equipment and leasehold improvements, net	10,434	11,366
Operating lease right-of-use assets, net	4,409	4,776
Other assets	126	90
Total assets	$27,254	$29,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,389	$1,021
Accrued expenses	753	1,101
Customer deposits	70	89
Operating lease obligations, current portion	517	483
Short term debt - bank	1,360	—
Line of credit – bank	—	1,540
Line of credit – related party	1,250	500
Current maturities of long-term debt	3,199	3,369
Total current liabilities	8,538	8,103

Long-term debt, less current maturities	1,000	1,000
Long-term operating lease obligations	3,883	4,275
Other long-term liabilities	—	3
Total liabilities	13,421	13,381

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,886,600 shares at December 31, 2023 and 6,271,971 shares at March 31, 2023	138	125
Additional paid-in capital	34,515	33,856
Accumulated deficit	(20,820)	(17,634)
Total stockholders’ equity	13,833	16,347
Total liabilities and stockholders’ equity	$27,254	$29,728

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2023	2022	2023	2022

Net sales	$5,582	$5,891	$17,101	$17,786
Cost of sales	3,933	4,127	11,831	11,914
Gross profit	1,649	1,764	5,270	5,872

Operating expenses:
General and administrative	947	1,021	3,381	3,631
Sales and marketing	1,387	1,041	4,048	3,351
Research and development	163	106	530	556
Total operating expenses	2,497	2,168	7,959	7,538

Loss from operations	(848)	(404)	(2,689)	(1,666)

Interest expense, net	(172)	(186)	(495)	(333)

Loss before income taxes	(1,020)	(590)	(3,184)	(1,999)

Income tax expense	—	8	2	11

Net loss	$(1,020)	$(598)	$(3,186)	$(2,010)

Net loss per share:
Basic	$(0.16)	$(0.10)	$(0.50)	$(0.32)
Diluted	$(0.16)	$(0.10)	$(0.50)	$(0.32)

Shares used in calculation of net loss per share:
Basic	6,554	6,272	6,404	6,235
Diluted	6,554	6,272	6,404	6,235

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com